

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2011

<u>Via E-mail</u>
Mr. Gregory Jung
Chief Financial Officer
Pazoo, Inc.
15A Saddle Road
Cedar Knolls, NJ 07927-1901

> **Re: Pazoo, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 1, 2011**
> **File No. 333-178037**

Dear Mr. Jung:

Our preliminary review of your amended registration statement indicates that it continues to fail in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. For example, we note the following deficiencies:

- Your revised disclosure states that you have not set an offering price for the securities. This contravenes the requirements of Schedule A, paragraph 16 of the Securities Act of 1933, and Item 501(b)(3) of Regulation S-K;
- Your revised selling security holder table reflects the offer of 1,682,000 shares. This is inconsistent with your disclosure elsewhere in your filing that you are offering 48,182,000 shares;
- You continue to omit several of the undertakings required by Item 17 of Form S-1. Please refer to Items 512(a)(1), (2), (3), (5)(ii) and (6) of Regulation S-K; and
- Your signatures continue to be deficient. In this regard, we note that your CEO has signed on behalf of the company, but he must also sign in his individual capacity as CEO.

We will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies. If you were to request acceleration of the

Mr. Gregory Jung
Pazoo, Inc.
December 9, 2011
Page 2

effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct the deficiencies.

Sincerely,

/s/ Christopher F. Chase for

Mara L. Ransom
Assistant Director

cc: Wolfgang Heimerl
        Heimerl Law Firm
        Via Email